

July 28, 2025

Maria Palasis, Ph.D.
Chief Executive Officer
Lyra Therapeutics, Inc.
480 Arsenal Way
Watertown, MA 02472

> **Re: Lyra Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 22, 2025**
> **File No. 333-288872**

Dear Maria Palasis Ph.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Wesley C. Holmes, Esq.